 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:      2 August 2004

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C. Forward
Title: Assistant Secretary

Date: August 2, 2004

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for the month of July 2004

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange:

DATE            DETAILS

28.7.04           Euro Medium Term Note Programme

27.7.04           Shareholders Approve AGM Resolutions. Forthcoming Director Retirment, And New Director's Details.

23.7.04           LTIS operation

23.7.04 and 20.7.04-           ESOP Operations

19.7.04           Quest Operation

15.7.04           ESOT Operation

14.7.04           ESOP Operation

13.7.04           Euro Medium Term Note Programme

12.7.04           ESOP Operation

8.7.04           Directors Interests - Share Incentive Plan - monthly update

6.7.04           Quest Operation

5.7.04           ESOP Operation

1.7.04           LTIS Operation

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange

for the month of July 2004.

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

                                                        National Grid Transco plc

                                                    EURO MEDIUM TERM NOTE PROGRAMME

National Grid Transco plc announces that it has today issued EUR 200,000,000 Floating Rate Instruments due July 2005 Series No 11
Tranche No 1, as part of its EUR 6,000,000,000 Euro Medium Term Note Programme.

28 July 2004

Enquiries:

Andrew Kluth +44 (0)20 7004 3365

27th July 2004

                                           National Grid Transco plc ('NGT')

                                    Shareholders Approve AGM Resolutions
                                    Forthcoming Director Retirement
                                    And New Director's Details

NGT confirms that all resolutions proposed at yesterday's Annual General Meeting, as set out in the notice of Annual General Meeting dated 19 May 2004, were duly passed by shareholders.

Voting on the Special Resolutions was by way of poll and the results are set out below:

------------------ ------------------------------------ --------------------------------- ----------------------------------
Resolution         Details                              For:                              Against:
Number                                                  (% of the shares voted)           (% of the shares voted)

------------------ ------------------------------------ --------------------------------- ----------------------------------
------------------ ------------------------------------ --------------------------------- ----------------------------------
11                 Authority to allot                   98.64%                            1.36%
                   NGT shares for cash
------------------ ------------------------------------ --------------------------------- ----------------------------------
------------------ ------------------------------------ --------------------------------- ----------------------------------
12                 Authority for market purchases of    99.82%                            0.18%
                   NGT shares
------------------ ------------------------------------ --------------------------------- ----------------------------------
------------------ ------------------------------------ --------------------------------- ----------------------------------
13                 Amend NGT Articles                   99.78%                            0.22%
                   Of Association
------------------ ------------------------------------ --------------------------------- ----------------------------------

All other resolutions were passed on a show of hands.

As required by the UKLA Listing Rules, a copy of Resolution 9 (Approval of Directors' Remuneration Report), Resolution 14
(Cancellation of Special Share) which were passed on a show of hands, and Resolution 13 (Articles of Association), passed on a poll, as noted above, will shortly be available for inspection at the Document Viewing Facility, UK Listing Authority, Financial Services
Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.
----------------------------------------------

Also at the meeting, the decision of James Ross to retire as a non-executive Director, on 21 October 2004, was reported to shareholders, this being the second anniversary of the merger of National Grid Group and Lattice Group.

Group Chairman Sir John Parker said: "As Chairman of National Grid, James played a central role in the merger with Lattice. In his most recent role as Deputy Chairman and Senior Independent Director of National Grid Transco, he has been a valued member of the
Board. We will all miss his wise counsel".

------------------------------------------------

Mike Jesanis- Notification of Directors' Interests on Appointment

Following his appointment yesterday, NGT notifies that the interests of Mike Jesanis, previously a senior group employee, are as follows:

Interests in NGT ordinary shares on appointment

Executive Share Options:
------------------------------------- ---------------------------------- -------------------------------- ---------------------
 Number  of shares                    Option Price per share             Exercise period                  Vested- Yes/No
------------------------------------- ---------------------------------- -------------------------------- ---------------------
------------------------------------- ---------------------------------- -------------------------------- ---------------------
77,861                                566.5p                             31.3.2003- 31.3.2010             Yes
------------------------------------- ---------------------------------- -------------------------------- ---------------------
------------------------------------- ---------------------------------- -------------------------------- ---------------------
51,169 (i)                            563p                               18.6.2004- 18.6.2011             No
------------------------------------- ---------------------------------- -------------------------------- ---------------------
------------------------------------- ---------------------------------- -------------------------------- ---------------------
66,099 (i)                            481.5p                             18.6.2005- 18.6.2012             No
------------------------------------- ---------------------------------- -------------------------------- ---------------------

Note: (i) the option shall only be exercisable if the Company's Total Shareholder Return is at least median against a comparator group of companies.

Performance Share Plan Awards:
------------------------------------- ---------------------------------- -----------------------------------------------------
Number                                Price                              Details
------------------------------------- ---------------------------------- -----------------------------------------------------
------------------------------------- ---------------------------------- -----------------------------------------------------
41,871 ordinary shares                405.25p per share                  June 2003 Award. Vesting subject to NGT's Total
                                                                         Shareholder Return over 3 years, followed by
                                                                         one-year retention, before release on 27 June 2007.
------------------------------------- ---------------------------------- -----------------------------------------------------
------------------------------------- ---------------------------------- -----------------------------------------------------
19,987 ADRs                           US $39.40 per ADR                  June 2004 award. Vesting subject to NGT's Total
(99,935 ordinary shares)                                                 Shareholder Return over
                                                                         3 years, followed by one-year retention, before
                                                                         release on 8 June 2008.
------------------------------------- ---------------------------------- -----------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Beneficially owned (Shares Purchased in National Grid USA Incentive Thrift Plan):

-----------------------------------------------------------------------------------------------------------------------------
682.49 ADRs  (3,412 ordinary shares)

------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------

Total: 340,347

---------------------------------------------------------------------------------------------------------------------------------------

Note: In addition to the above interests, in place of participation in the Share Matching Plan for senior executives, Mike Jesanis has elected to defer the ADS component of his bonus into a Deferred Compensation Plan. For a phantom award under this Plan, the ADS market value is tracked, additional value is accrued for dividends and the value is delivered, net of normal US deductions, after retirement. Awards to Mike Jesanis have been made over a total of 9,309.89 phantom ADSs (46,549 ordinary shares).

Other information
There is no other information required to be disclosed by paragraph 16.4 of the Listing Rules in respect of Mike Jesanis.

23 July 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------
NGT has received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Sergel, R Urwin and N Winser) ceased to be technically interested in a total of 1,787 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant, today.
(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)
Contact: D C Forward, Assistant Secretary (020 7004 3226)

23th July 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------
NGT has received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Sergel, R Urwin and N Winser) ceased to be technically interested in a total of 1,787 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant, today.
(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)
Contact: D C Forward, Assistant Secretary (020 7004 3226)

20th July 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------
NGT today received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Sergel, R Urwin and N Winser) ceased to be technically interested in a total of 965 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 19 July 2004.
(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)
Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
19 July 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------
Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 52,753 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
Contact: D C Forward, Assistant Secretary (020 7004 3226).

15 July 2004
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee of the
Lattice Group Employee Share Ownership Trust

(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT today received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust
(the 'Trust'), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the 'Scheme'). Following the transfer to participants of 223,105 NGT shares today, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the new balance of 6,981 NGT shares held in the Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

14th July 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------
NGT yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Sergel, R Urwin and N Winser) ceased to be technically interested in a total of 1,369 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 13 July 2004.
(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)
Contact: D C Forward, Assistant Secretary (020 7004 3226)

13 July 2004

National Grid Transco plc
EURO MEDIUM TERM NOTE PROGRAMME

National Grid Transco plc announces that it has today issued a EURO 500,000,000 Floating Rate Instrument due 16 January 2006 Series
No 10, as part of the National Grid Transco plc EUR 6,000,000,000 Euro Medium Term Note Programme.

Contact: Andrew Kluth (Tel: 020 7004 3365)

Monday 12th July 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------
NGT last Friday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday,
R Sergel, R Urwin and N Winser) ceased to be technically interested in a total of 1,207 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 8 July 2004.
(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)
Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
8 July 2004

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 76,328 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market yesterday, at a price of 427.44 pence per share.

The undermentioned executive directors of NGT, together with some 3,800 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

------------------------------- ---------------------------- ----------------------------
Director                          Shares purchased in SIP     Resulting total interest
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Steven Holliday                             29                          630,006
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Roger Urwin                                 29                        1,375,594
------------------------------- ---------------------------- ----------------------------

National Grid Transco plc (NGT)
6 July 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------
Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 8,490 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
Contact: D C Forward, Assistant Secretary (020 7004 3226).

5 July 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------
NGT today received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Sergel, R Urwin and N Winser) ceased to be technically interested in a total of 3,496 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to participants on 28 June and 1 July 2004.
(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)
Contact: D C Forward, Assistant Secretary (020 7004 3226)

1 July 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')
(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------
NGT received a notification yesterday from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 1,192 shares by participants on 29 and 30 June 2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 370,780 NGT shares held by the Trustee.
(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)
Contact: Richard Eves, Assistant Secretary (020 7004 3225)